Filed by Comtech Telecommunications Corp.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: CPI International, Inc.
Commission File No.: 000-51928

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET
Page 1

COMTECH
Maria Salerno
Comtech Telecommunications Corp.
5/10/10
8:30 AM ET

Operator:
Ladies and gentlemen, thank you for standing by.  Welcome to Comtech Telecommunications Corp. Special Conference Call.  At this time all participants are in a listen only mode.  Later we will conduct a question and answer session.  At that time, if you have a question, you’ll need to press the * and 1 on your push button phone.  As a reminder, this conference is being recorded Monday, May 10, 2010.  I would now like to turn the conference over to Ms. Maria Salerno of Comtech Telecommunications Corp.  Please go ahead ma’am.

Maria Salerno:
Thank you and good morning.  Welcome to Comtech Telecommunications Corp. Special Conference Call relating to our announcement earlier this morning of our definitive merger agreement to acquire CPI International Inc.  A news release and investor presentation relating to this announcement has been posted on our website as www.comtechtel.com.  In addition, the company had posted question and answer documents on its website and will file these documents with the SEC later today.  Before we proceed, I need to remind you of the company’s Safe Harbor Language.  The discussions in this conference call will include certain financial measures that were not prepared in accordance with US’ generally accepted accounting principle.  Reconciliation of those non-US GAAP financial measures to the most directly comparable US GAAP financial measures can be found in Comtech's current report on form 8K dated May 10, 2010.  Discussions during the conference call will also include forward looking statements.  Actual results could differ materially from those projected in the forward looking statement.  These factors include the risk

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

Fred Kornberg:
that conditions to completion of the merger will not be satisfied.  Risk associated with the integration of CPI with Comtech and other factors that could cause actual results to differ.  For more information about these and other factors, we refer you to each company’s reports to the SEC on form 10K, 10Q, and 8K which are available on our respective corporate website.  With that, I’m pleased to introduce Fred Kornberg, president and chief executive officer of Comtech.  Fred?

Thanks Maria, and good morning everyone.  Thank you for joining us this morning for this exciting call to discuss Comtech’s definitive merger agreement to acquire CPI International Inc.  With me here this morning are Michael Porcelain, senior vice president and chief financial officer, and Jerome Kapelus, senior vice president of strategy and business development.  During this call, we will discuss our definitive merger agreement with CPI and we will provide you with some commentary relating to our financial performance for the three months ended April 30, 2010.  We will also briefly discuss updated 2010 guidance and talk about what this all means for Comtech’s future.  To begin, I want to express my sincere thanks to the many Comtech and CPI employees who made this announcement possible.  On the CPI side, among others, a special thanks to Joe Caldarelli, Bob Fickett, Joel Littman, Andy Tafler, Don Coleman, Mike Boyle, and Tony Russell.  On the Comtech side, I want to thank my colleagues on this call, both Mike and Jerome, who led the Comtech acquisition team.  I must also thank Bob McCollum, Larry Konopelko, Dan Wood, and John Branscum, and many, many others at Comtech who I won’t name today.  Finally, I wanted to thank our corporate accounting and finance staff, our financial, legal, and tax advisors, and our board of directors.  We are very excited about the future prospects of the combined company as we look forward to welcoming CPI’s talented and dedicated employees to the Comtech team.  As you know, for the past decade,

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

Comtech has enjoyed a very strong top and bottom line growth by adopting a strategy of focusing on market leadership.  Along with our strong core growth, we’ve also been highly committed to strategic acquisitions to expand our leadership positions as well as diversifying a global customer base and product portfolios.  As everyone knows, our Radyne acquisition in August 2008 was extremely successful and solidified not only our market leadership position and our telecommunications transmission segment, but it more than doubled the size of our microwave amplifier segment.  Comtech has viewed CPI as an attractive acquisition candidate for many, many years.  This is a business that we are very comfortable with and understand well.  During the past few months, we’ve gotten to know more about not only the company but also its management and employees and we are highly confident that CPI is an excellent long term strategic fit with Comtech.  At its core, CPI is a global supplier of vacuum electron devices and microwave amplifiers.  CPI’s vacuum electron devices are critical elements in providing high power amplification typically at levels that are difficult to achieve with existing solid-state transistor based technology.  Going forward as power levels increase and as microwave frequencies increase, CPI’s vacuum electron devices will be able to continue to address new customer requirements in applications such as electronic warfare, radar, medical, and satellite communications.  Before turning it over to Mike Porcelain, our CFO, let me provide a few brief points on why we believe this acquisition is beneficial to Comtech.  First, the acquisition of CPI immediately expands our RF microwave product portfolio and builds upon our strategy of developing a one stop shop approach for RF microwave amplifier segments.  Secondly, CPI has a relatively stabler revenue base generates significant cash and is expected to contribute over $50 million in annual EBITDA once the acquisition closes.  Thirdly, the acquisition provides immediate customer and product diversification that we expect

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

will smooth out and somewhat insulate us from the lumpiness of some of our large contract business.  Finally, this acquisition is a strategic and effective deployment of a significant portion of our existing cash.  Excluding the impact of onetime merger and integration charges and purchase accounting amortization, the acquisition is expected to be accretive to non-GAAP EPS in year one and significantly accretive in year two and beyond.  We firmly believe that this acquisition will also drive long term sustainable shareholder value.  Now let me turn the call over first to Michael Porcelain, our chief financial officer, who will provide a brief summary of the transaction, our view of CPI’s financial performance, and our expectations of synergies.  After that, Jerome Kapelus, our senior vice president of strategy and business development, will provide additional insight into CPI’s businesses and further discuss the strategic merits of the transaction.  Mike?

Michael Porcelain:
Thanks Fred.  Good morning everyone.  I too must start by also saying thanks to the many folks within Comtech and CPI that assisted us with this transaction.  I’m not going to repeat all of the names of those who were involved, but I would be remiss not to say a special thanks to the corporate finance and accounting staff who worked tirelessly and were critical to us being able to announce the CPI acquisition today.  No doubt, I’m excited about the transaction.  The financial and strategic aspects of the transaction are strong and we look forward to working together with our colleagues at CPI to build and grow the combined company.  First, let me speak very briefly about the CPI acquisition terms and structure.  Comtech will purchase CPI in a combined cash and stock transaction with an enterprise value of approximately $472.3 million.  The transaction was approved unanimously by the boards of both companies.  Comtech will fund the acquisition by redeploying approximately $372 million of its existing cash and the issuance of approximately 4.4 million shares of

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

Comtech stock.  Based on the May 7, 2010 closing price of our stock, the value of the transaction is equal to $16.40 per outstanding CPI common share.  This value represents a combination of a fixed amount of $9.00 in cash and currently, $7.40 in common stock that is based on the current exchange ratio of 0.2382.  Comtech and CPI have agreed to a collar structure such that the total consideration, ultimately to be received by CPI shareholders at closing, will be determined by the price of Comtech common stock at around that time.  For full details on the collar mechanism, please refer to our investor presentation on our website and the various documents that will be filed with the SEC later today.  The enterprise value was $472.3 million includes all of CPI’s debt which we expect to be paid upon the closing of the transaction.  Once the acquisition closes Comtech, on a pro forma basis and excluding the impact of any additional acquisitions that we may make is anticipated to have between $150 million - $200 million of deployable cash plus, we also anticipate having continued access to our existing $100 million unsecured revolving credit facility.  I also want to point out that given our strong financial condition, there is no financial condition to the deal.  The transaction is subject to a number of customary, regulatory, and other closing conditions including the CPI shareholder vote, the Cypress Group, and related entities which currently own approximately 53% of the outstanding common stock of CPI have entered into a voting agreement subject to its terms of conditions to demonstrate their strong support of the proposed transaction.  Now, with the CPI’s recent financial performance and our expectations for CPI’s business outlook.  First, I encourage you to read CPI’s recent SEC filings which I believe provide a good description of their results and an excellent basis for understanding their business.  Obviously, CPI’s SEC filings are written from their perspective based on standalone independent bases.  That said, today I’m going to discuss with you their business from our perspective.  In February 2010, management of CPI provided public

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

guidance that anticipated that CPI would achieve revenue in fiscal 2010 between $360 million and $370 million and EBITDA of between $59.5 million and $63 million.  From our perspective, that guidance reflects CPI in a standalone basis and reflects optimism about their end markets and their assumption that their commercial markets will significantly improve.  CPI’s guidance at that time did not of course contemplate subsequent events in the world markets such as the recent instability in the Euro zone and elsewhere arising in the recent financial turmoil in Greece and Portugal.  Those numbers also don’t include the distractions that normally come with an acquisition process.  Accordingly, given our overall assessment of current conditions and our deep understanding of CPI’s business, we believe it would be difficult for CPI to achieve the low end of their guidance.  Once CPI is combined with Comtech, we believe that it is more likely and realistic that CPI’s annual revenue run rate will approximate $350 million and EBITDA will be somewhere over $50 million.  Assuming no large revenue breakthroughs from certain of CPI’s new technology initiatives, one of which Jerome will discuss shortly, we believe that CPI’s revenue base can grow at approximately 3% per year.  We do not acquire CPI with the expectation that its growth characteristics will magically change.  From a financial modeling perspective going forward, it is important to note that many of CPI’s products are used in large complicated systems such as radar systems which generally have long product lifecycles and often remain on active platforms for literally decades.  CPI is an incumbent on many of these programs and although these programs don’t generate revenue growth, we do believe that approximately 40% of CPI annual sales are derived from annuity like sales for replacements, spares, and repairs including upgraded replacements for existing socialist products.  These recurring sales will help Comtech become a more stable/predictable business and that these sales will generate free cash flows for many years in the future.  On the bottom line,

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

we believe that EBITDA is actually a good metric to appreciate the strong cash flow characteristics of CPI.  Our definition of EBITDA excludes the amortization of stock based compensation.  CPI’s EBITDA using our definition was $56.4 million for the twelve months ended January 1, 2010.  It is important to note that this amount reflects benefits from various onetime and temporary measures implemented by CPI related to non-sustainable cost reduction efforts including temporary salary and retirement plan contribution reductions.  Going forward, CPI’s EBITDA under Comtech will reflect a fully loaded expense base.  When we consider all of the above factors once we acquire CPI, we believe it is more appropriate and more realistic to assume that the annual revenue run rate of CPI for the first twelve months under Comtech ownership will approximate $350 million per year with EBITDA over $50 million.  Using the $50 million mark as the low end, this equates to an EBITDA margin of approximately 14.3% as compared to Comtech’s EBITDA margins which are 18.1% for the first six months of fiscal 2010.  When you add the expected synergies in year two and beyond, we believe over time, CPI’s EBITDA margins will ultimately approximate what Comtech is currently generating.  We also believe that CPI is a consistent and predictable cash generation however, under its current capital structure, CPI management was understandably forced to redeploy a large portion of its free cash flow to reduce its very large debt load.  Once the acquisition is closed and CPI’s debt is repaid, we will be able to redeploy a portion of CPI’s free cash flow to invest in new product development and grow the combined business of both CPI and Comtech.  On the synergy front, we were taking what we believed to be a conservative but realistic view of the net synergies that we believe we can achieve.  CPI is the largest acquisition in Comtech’s history and we obviously want to do it right.  In addition to the significant increase in revenue and EBITDA, the acquisition doubles our employee base.  In fact, the combined company will now have over 3,000

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

employees.  CPI also has a far greater physical presence internationally than Comtech with sales offices and service centers in multiple locations around the world.  As we integrate CPI with Comtech’s operations, we intend to work directly with CPI senior management and their talented employee base to create operating efficiencies that we hope will unlock future value.  Although it will take some time, we believe that our synergy goals are realistic and achievable.  Our goals in year one are to achieve the reduction of duplicated public company cost and begin implementing our integration plan which primarily relates to the consolidation of facilities and elimination of duplicative functions which we expect will unlock significant value beginning in year two.  Let me elaborate on our plans.  First, we expect to combine our Comtech XICOM branded Travelling Wave Tube amplifier product lines, engineering marketing functions with CPI Satcom operations which are located just 14 miles away from each other.  CPI has a long term lease on their Palo Alto property and is expected to easily absorb Comtech’s Santa Clara’s employees.  Secondly, we intend to consolidate both companies’ satellite amplifier manufacturing into one facility to drive lower operating costs.  Finally, we intend to integrate Comtech’s small but important high power switch manufacturing and engineering facility located in Massachusetts with CPI’s much larger existing Massachusetts based manufacturing and engineering facility.  When you add it up, we anticipate that we will be able to achieve net synergies of $1 million to $ 2 million in the first twelve months after the acquisition closes.  In year two, we expect to see the rewards of our efforts begin to pay off and preliminarily estimate that we will be able to achieve a range from $5 million to $7 million of annual recurring net synergies.  These savings are expected to grow in year three as we benefit from the overall business integration and operational efficiencies obtained.  We don’t underestimate the challenges that come with an integration of this type however, as proven with the radar and acquisition, we have a senior,

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

senior management team with the experience and know how to complete the integration plan effectively.  As typical of a transaction of this size, we will incur substantial merger and integration related expenses that pursuant to newly adopted purchase accounting rules may no longer be capitalized as part of the cost of the acquisition.  As such, any merger and integration related expenses will be [diluted] to our GAAP EPS estimates.  We preliminarily estimate that these expenses will range from $18 million to $22 million.  The majority of which are expected to be immediately expensed in Comtech’s P&L on the day the acquisition closes with the remainder expense during the first year of the acquisition.  Because some of these chargers are based on the value of Comtech’s stock near the closing date and we will also spend additional time finalizing our merger integration plans, it is likely that these numbers will ultimately change.  We also expect that once the transaction closes our gap EPS will reflect substantial recurring non-cash charges related to the amortization of CPI’s intangibles purchased as part of the transaction.  Because it is difficult to predict the timing of the closing and we have not yet completed an analysis of the purchase account and requirements associated with CPI’s intangible assets, we are not providing the EPS impact of CPI relative to our GAAP EPS estimates at this time.  However, as Fred mentioned, on a non-GAAP EPS basis which excludes the impact of purchase accounting and amortization and merger and integration related charges, we believe the transaction will be accretive in the first twelve months after close and significantly accretive in year two.  As we think about our forward looking P&L for the next year or so, we expect that EBITDA will become a key metric for investors to better appreciate the earnings power that this acquisition is anticipated to bring to Comtech.  In summary, we believe the financial aspects of this deal are compelling and we are confident that we’ll be able to grow the combined business and achieve our expected operating synergies.  Now, let me turn it over to Jerome who will provide

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

Jerome Kapelus:
a more detailed review of the CPI business and share some additional thoughts on the strategic merits of the combination.  Jerome?

Thanks Mike.  As most of you know, CPI designs and manufactures vacuum and power grid devices, amplifiers, antennas, and other products that are sold into critical defense, communications, medical, scientific, and industrial applications.  CPI has approximately 1,500 employees with primary locations in the United States and Canada as well as a strong international presence.  In fact, CPI has seventeen leased sales or service centers [unintelligible] located across the world in order to serve its international customers.  Revenues are split approximately 60% -65% in the United States, 20% Europe, 15% Asia with more than half of these revenues being sole sourced.  Strategic rationale for acquiring CPI is simple but powerful.  First, as Fred mentioned, CPI further solidifies a one-stop shop business strategy in our RF microwave amplifier segment.  We have already seen and benefitted from this strategy in our satellite earth station product line, in our telecommunications transmission segment and can confirm based on our first hand experience that size, scale, and technology innovation combined extremely well to drive value for our customers and our investor.  The combination of Comtech XICOM branded Travelling Wave Tube products with CPI’s Satcom division products exemplifies our commitment to position ourselves as a key strategic vendor to commercial and military customers.  The greater combined resources will enable us to direct incremental investment dollars into research and development in order to invest in new designs that can improve the quality and efficiency of both CPI and Comtech products.  The acquisition of CPI almost triples our RF microwave amplifier segment.  Like our telecommunications transmission segment, our RF microwave amplifier segment will have a more physical global presence and more powerful brand identity to drive further expansion.  Additionally, we will

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

immediately become a global leader in the supply of vacuum electron devices that are critical to providing high power sources for broad range of commercial and military applications that either CPI or Comtech sell today.  As mike mentioned, we do intend to use some of the cash that CPI was spending on interest, servicing its debt, to invest in research and development.  One of our goals will be to direct resources towards enhancing the design of CPI’s vacuum tube devices, designing an innovative new travelling wave tube amplifier designs, and offering a broader range of products, technology, and capabilities to our customers.  We also believe that our Comtech PST branded solid-state product line which primarily addresses our radar and electronic warfare and jamming customers will benefit from CPI’s high power amplifying engineering experience and capabilities.  Furthermore, as a result of the immediate custom and revenue diversification that will result after closing, CPI will bring balance to Comtech’s naturally lumpy government and large contract business with this relatively stable revenue base and strong cash generating characteristics.  As indicated in our acquisition presentation which is posted on our website, after the acquisition closes Comtech’s standalone revenue profile will shift from its current split of 65% defense and 35% commercial to an estimated 56% defense and 44% commercial.  On mobile data communication segment which currently represents more than 45% of our total sales, is anticipated to approximate 30% of sales when the acquisition closes.  In addition to custom diversification, we also believe this transaction will enhance Comtech’s prominence as a vital and strategic vendor to the US government and to top tier US and international defense prime such as general dynamics, L3 communications, Harris, BAE systems, and Raytheon.  Looking to new areas of growth, CPI’s advanced antenna systems product is a perfect example of technology that we believe addresses emerging and growing critical DOD and commercial customer needs.  CPI acquired this antenna capability in 2007 and it

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

acquired Malibu Associates.  Malibu was a small but innovative company in advanced antenna systems for unmanned aerial vehicle with UAV high data transmission as well as radar and telemetry ground and airborne applications.  We believe the DOD has a great need for this technology for its UAV program.  CPI antennas incorporate into airborne and ground based systems to enable data links between the in flight UAVs and either a vehicle system or a manned portable ground system.  CPI’s antennas are beginning to be tested and incorporated into data links systems addressing UAV programs including the likes of Apache, Shadow, Sky Warrior, Hunter, Fire Scout, and Watch Keeper.  CPI’S breakthrough technology, the trademarked FLAPS diabolic surface or FLAPS based antenna technology is at an early stage of development that is viewed as a game change due to its small size, reliability, light weight, and the ability to fit it into a small space while still enabling a robust communications link between satellites, UAVs, and other airborne vehicles, and the ground.  As mike mentioned, the acquisition of CPI enables us to redeploy over $370 million of existing cash and invest it in a business that we know extremely well.  However, we anticipate that we will still have $150 million to $200 million in deployable cash post closing as well as access to our $100 million credit facility.  There continue to be a number of compelling strategic acquisition targets that we believe match our acquisition criteria and like the CPI transaction, would enable us to redeploy our cash effectively to draw business and enhance shareholder value.  We remain committed to our acquisition strategy.  Finally, I can say that there is no question that we’ve had numerous opportunities to push forward in acquisitions outside of our core businesses but we felt strongly that staying close to home at this point in time was the right decision.   CPI embodies this decision.  With that, I will hand it back to Fred for final comments and an update on our 2010 guidance.  Fred?

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

Fred Kornberg:
Thanks Jerome and thanks Mike.  At this point, I would like to provide you with an update on business performance in our third quarter and some color guidance for fiscal 2010.  Although business conditions remain challenging, I’m pleased to report that our core business momentum picked up significantly in our third quarter with a number of large quarters announced in the past few months.  Specially, our satellite earth station bookings was the strongest it was all year and we hope that despite the market turmoil that occurred last week, this trend will continue.  A quick mobile datacom segment update.  Last week we announced an increase to our MTS contract ceiling and expect that order flow will come shortly.  In addition, I expect that we will be in a position shortly to announce a substantial BFT contract ceiling increase very soon.  We believe our MTS and BFT products continue to be critical to the success to the US DOD and believe that we will continue to generate revenue from these programs for many years.  Last week we also announced that our third party MTS ruggedized computer supplier met our delivery schedule during the third quarter and we anticipate deliveries to remain on track for the rest of the year.  In pursuing the CPI acquisition we incurred more than $1.5 million in deal costs during the third quarter.  That said, because we were able to continue to achieve operational efficiencies and some cost reductions, we were able to absorb these costs and therefore we are maintaining our prior fiscal year 2010 GAAP EPS guidance of $1.85 to $1.95.  In addition, we’re also maintaining our revenue guidance of $740 million to $760 million.  Our GAAP EPS guidance equates approximately to $125 million to $131 million of EBITDA in fiscal 2010.  Both our GAAP EPS and EBITDA guidance assumes no further material changes to our estimates of additional merger expenses in fiscal 2010.  Obviously, this guidance update assumes that the CPI acquisition will not close in fiscal 2010.  At our regular upcoming conference call in June, we will provide further update to our EPS revenue and EBITDA guidance for 2010.  I will

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

conclude by restating my strong belief that this is a cornerstone transaction that positions Comtech as a solid leader in the advanced communications and power amplifier markets.  Now we will be happy to answer your questions relating to this acquisition.  Operator?

Operator:
At this time if you would like to ask a question please press the * and 1 keys on your touchtone phone.  You may remove yourself from the question queue at any time by pressing the # key.  Once again, if you would like to ask a question, please press the * and 1 keys now.  We’ll take our first question from Rich Valera with Needham & Company.  Please go ahead.

Rich Valera:
Thank you. Good morning gentlemen and congratulations on the transaction.  First, just a quick question with respect to your guidance update. What can you say is baked into your reaffirmed guidance with respect to maintaining the strength of the satellite earth station bookings which have been quite volatile over the last several quarters?

Michael Porcelain:
Rich, that’s a very good point.  Right now, we’re sitting here speaking as of today in the early part of Q4.  We’re being, I would say, conservative in our view of what we expect to happen given the recent turmoil of the last few weeks but we haven’t seen any weakness since our Q3 and we hope that trend will continue but I’d say it’s the same kind of overall level of bookings we had on our last conference call.  If the strength continues in Q4, there could be some upside.

Rich Valera:	Okay, that's helpful. Then with respect to the potential accretion from the CPI transaction, can you give us any sort of qualitative color on how you define accretive versus significantly accretive?

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

Michael Porcelain:
Sure.  Clearly, on a non-GAAP basis and on an EBITDA basis, it’s very, very accretive when you remove any impact of amortization.  We’ve done some stress testing, if you will, on the amortization that could happen.  Without giving out some numbers, I think we could even make the slight case that it’s accretive even on a GAAP basis, but at this point, depending on what the final analysis, it could be dilutive on a GAAP accretion basis.  So our view is it really doesn’t matter because they’re no-cash charges at this point, and we would tell you that we think that the right way to look at the earnings power of the combined operation is based on EBITDA.

Rich Valera:	Okay. So is it fair to say that even in the first year, if you were to exclude acquisition related intangible amortization, you would see it as being very accretive?

Michael Porcelain:	In the second year of the transaction? Well, we haven’t given out any 2011 guidance at this point, so we’re not comfortable giving you guidance in that regard.

Rich Valera:
Understanding - but in terms of whatever baseline we had, would you-?  It seems that just taking that business without any cuts, any synergies, and attaching it to your business relative to the returns you were getting on your cash, I think most people would probably define that as very accretive, excluding acquisition-related intangibles.

Michael Porcelain:	I think we’d absolutely agree.

Rich Valera:
Okay Just wanted to get that clear.  Okay, and then can you say what you’re assuming in terms of cash generation between here and close to end up at that $150 million to $200 million cash balance upon closing?

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

Michael Porcelain:
Well, we have a wide range in the press release now.  We haven’t really kind of finalized our books and our forecast for the rest of the year.  There’s a number of different events, and depending on how we finalize certain agreements that we hope to finalize shortly, the cash associated with some of these restructuring charges could swing by $20 million to $30 million.  So I think I would just kind of point to you, as a global number, CPI has about $35 million worth of cash that we anticipate getting upon closing.  Assuming that number stays constant, that’s in our $150 million to $200 million range.

Rich Valera: Fred Kornberg:
Okay, that's helpful.  Just one final one for me.  I don't know exactly how you define the market that your RF amplifier business and CPI participating.  Can you say though what you see as your share of the market on a combined basis and do you foresee any antitrust issues because of that?

I guess, Rich, we would say that the two product lines between the two companies are really complementary rather than competitive.  So given that, we don’t see much in terms of our [unintelligible] problems.

Rich Valera:	Okay. Thank you.

Operator:	Thank you. We’ll take our next question from Tim Quillin with Stephens Incorporated. Please go ahead.

Tim Quillin: Jerome Kapelus:
Good morning.  Congratulations.  What can you tell us about the timing of this deal?  Why now?  Why are you making this acquisition of CPI now, a company that you know relatively well?

As you know and I think as the audience base knows, we’ve obviously had an acquisition strategy that’s been very committed over a period of time

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

and I think the reality is that you can’t always acquire companies at the time you want to acquire them.  As a result, we’ve been looking at a number of companies that are within the markets and the business that we are in today.   The timing was right with respect to CPI and its ownership and Comtech, and that was really timing but CPI has been an important company of interest to us for many years.

Tim Quillin: Jerome Kapelus:
Is this a case of just having ongoing conversations and them just becoming more willing to talk seriously?

Tim, I’d say this to you.  There will be, obviously, a lot of explanation of the process of the transaction in the SEC filings in the future.  At this point, I would suggest we just defer to that where you can get a lot more detail.

Tim Quillin:	Okay. Fair. Why not all cash for the transaction? Why the stock element?
Michael Porcelain:
Jerome kind of said that the overall transaction’s subject to negotiations with CPI and the structure combination seemed to work for both parties.  An important thing from our perspective is, as Jerome stated, that there are a number of acquisition targets that we continue to look at.  As we stated earlier on in the year, we’re looking at different targets and we’ll see what happens, but we feel, ultimately, it was a good transaction structure for both parties and that’s kind of where we wound up with.

Tim Quillin:
Okay.  In terms of your revenue and EBITDA outlook for CPI, and I don't follow the company well enough to have an opinion myself, but would you consider that a somewhat depressed level because the economy - or how much economic sensitivity do you factor into that outlook?

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

Michael Porcelain:
We believe when the transaction closes in a reasonable timeframe consistent with transactions of this size, the revenue is going to be around $350 million and we’re saying over $50 million worth of EBITDA.  The last quarter that CPI reported, if you annualized their quarterly numbers, it was $328 million of revenue and so given the strength in the economy and if you kind of just model out what we expect, we’re saying it’s going to go from $328 million on an annualized basis to really $350 million.  On the EBITDA side, we see two things.  We see incremental revenue from that $328 million number offset by some of the unwinding of these temporary cost reductions that CPI implemented.  So when we look at it, I would summarize to $350 million of revenue and over $50 million EBITDA as reasonably achievable and realistic.

Tim Quillin:	Okay. So your EBITDA guidance is lower than CPI's EBITDA guidance. In a stronger economy, would you expect to be able to meet or beat that type of EBITDA level, their guidance?

Michael Porcelain:
Well, again, their revenue guidance was issued back in February and there were a number of things that occurred since then.  Both the economy as well as what I call distractions from the acquisition process, but that being said, if you go back to CPI’s historical financial results just a few years ago, they were $370 million of revenue.  so we think over time as the economy returns, things start to pick up and is sustainable , yes, I think at some point we’ll hit that number but in the first year of the acquisition, we think that $350 million is probably the right way to look at it right now.

Tim Quillin:
Then in terms of the intangibles amortization, I know that is always tricky - would you expect it to be ballpark similar to Radyne in terms of percentage of purchase price and the timeframe that you would recognize the intangibles amortization?

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

Michael Porcelain:
I wish there was a rule of thumb.  Unfortunately, there’s not and at this point, I think – obviously, everyone could do the math.  There’s a large amount of intangibles that will be created and unfortunately at this point, we can’t tell you what’s going to go in the intangible bucket or what’s going to go in good will.  So I don’t think I would use Radyne as a proxy.  I would just tell people to be patient and wait and we’ll provide you the numbers when we calculate them.

Tim Quillin: Fred Kornberg:
Then just a couple quick questions on your updated guidance.  I guess one is does it assume any change in the timing of MTS computer shipments?  In other words, do you expect to ship more now in your fiscal 2010?  The second question is why a BFT ceiling increase given the theoretically imminent timing of a BFT-2 award?  Thank you.

Well, to your first question, Tim.  I think in my portion of the presentation, I think I mentioned that the third quarter schedule was met by our computer manufacturer and we expect that to continue to the fourth quarter.  We don’t anticipate any surprises one way or the other.  As far as BFT is concerned, as you recall, many, many months ago, the army kind of put out a release for information that said that they were going to extend and raise the ceiling on our BFT contract and for one reason or another, this has taken time and time and months and months.  I think we don’t expect the $600 million that they talked about at that point, but it will be certainly in the six figure millions of dollars that will be – did I say six figures?  I’m sorry.  Three figures in the millions of dollars ad it should happen very, very soon.

Tim Quillin:	Thank you.

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

Operator:	Thank you. We’ll take our next question from Jim McIlree with Merriman. Please go ahead.

Jim McIlree:	Thank you. Good morning. Mike, can you quantify what you’ve characterized as the temporary cost reduction measures that CPI undertook that is-? What, on an annual basis, were those cost reductions?

Michael Porcelain:
Unfortunately, Jim, I’m not going to give a precise number.  I think, out of respect, that CPI’s a publicly traded company.  They have to put out an amount.  I would just say if you look at the run rates versus their guidance versus even what they did in the quarter, it’s certainly somewhere between a zero and $10 million is really the right way to look at it just based on the numbers.  It’s certainly a number of size to talk about and we feel it’s important to point it out to you that going forward, it’s going to be a forward lowered basis.  I would also point to you that I believe in maybe perhaps their proxy or somewhere else.  I think they’ve talked about management themselves taking a pretty significant reduction in salary and I think you can probably go and sort of calculate those numbers, but I don’t have a precise number here.

Jim McIlree:	Okay. It's a good assumption that the interest expense that CPI is paying just completely goes away? You guys [crosstalk] retire all of that debt and it just goes to zero?

Michael Porcelain:	Yes sir.

Jim McIlree:
Great.  The R&D expenses - I know it's going to be difficult to talk about CPI on a standalone basis, but is it reasonable to think that the R&D expenses associated with the CPI businesses goes up versus current levels

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

or is that included in the temporary cost reduction measures that I asked about earlier?

Fred Kornberg: Jim McIlree:
Not speaking for CPI management but we’ve always believed that R&D is an important expense for a company.  I think we, as a strategy, will probably see an increase in the R&D for both companies.

Okay, great.  Then CapEx for CPI is around $3 million/$3.5 million.  Has there been underfunding of that over the past couple of years?  Would that go up or is that a stable amount going forward?

Michael Porcelain:
Yes.  Actually, a few years ago, CPI completed a very large expansion of their Canadian facility up on Georgetown Ontario.   So they have a real top notch, very modernized facility up there.  The remaining CapEx that exists – I think, again, on a standalone basis, I think that’s probably going to be the same and similar amounts that they would continue to spend for the last couple of years.  As part of the acquisition consolidation plan, we may have some one time – a few million dollars here or there in terms of new purchase equipment to do some consolidation and upgrading but I would certainly not put the phrase "material" on it.  So I think the way I would guide you is if you look at our CapEx spending today and CPI’s spending today, I think that’s a good proxy for the combined company at this point.

Jim McIlree:
Lastly, Jerome, you talked about the FLAPS program.  Did you highlight that one just to show that they do have some growth initiatives out there and there are others that you didn't speak about or is that like the only big growth initiative that is out there and so you wanted to highlight it?

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

Jerome Kapelus:
No.  We believe that there are a number of areas of expansion at CPI.  They have evolved.  We’re doing some interesting work with their Radyne group as far as some transmitted and some control components.  We believe that it was helpful to provide some highlights with respect to the antenna businesses because it does have the opportunity for some significant growth over time.  By itself, if they’re able to achieve some of the goals that they’ve achieved and they are in discussion and working with a number of top tier US primes, that they’re well positioned to in fact, see a meaningful growth in that business, and as a result, we thought it’d be beneficial to share because we’re very excited by it.  The CPI management team has spent the last two years working very closely with that management team to ensure that they’ve got the infrastructure in place to address some of the growth opportunities.

Jim McIlree: Jerome Kapelus: Operator: Tyler Hojo: Michael Porcelain: Tyler Hojo:
Okay, very good.  Thank you and good luck.

Thank you.

Thank you.  We’ll take our next question from Tyler Hojo with Sidodi & Company.  Please go ahead.

Good morning. A question just about the aftermarket portion of the - I guess we will call it, the legacy Comtech RF business.

Are you referring to our existing solid-state business Tyler?

Yes, that's correct.  You guys stated in the prepared remarks and in the press release that CPI has got about 40% aftermarket.  I'm just trying to figure that out relative to kind of the existing business.

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

Michael Porcelain:
Sure Tyler.  I’m not sure if perhaps I misspoke but what we said was approximately 40% of CPI’s total revenues consist of recovering revenues from spares and repairs, so that’s where that 40% number comes to.  As we look forward, our existing amplifier segment will remain and CPI’s business will be added right to it.  As Fred mentioned, they’re very complementary product lines and they’re not going away.

Tyler Hojo: Fred Kornberg:
In regards to the existing Comtech business today, I mean, how much aftermarket or spares do you kind of get from the existing business?

From our existing business, we don’t see anywhere the percentage that CPI has experienced in the last few years.  I think more in terms of probably 5% - 10%.

Tyler Hojo: Fred Kornberg:
Okay, got you.  All right.  It’s safe to say that that’s kind of incremental margin business relative to kind of what you do today?

Yes, that’s true.  The remaining business is really half tube amplifiers and half solid-state so it’s quite different than CPI’s.

Tyler Hojo: Fred Kornberg:
Okay, all right.  Very good.  Then just in regards to I think it was the long term commentary on growth prospects.  I think you pegged CPI growing at about 3% longer term.  My question just relates to if that contemplates kind of the bump up in R&D that you are looking to kind of invest in the business?

Certainly not in the near term.  We will be investing more R&D, I think, than probably historically has happened at CPI but I think we’re looking at 3% growth of something in the near term and we’ll see what happens on the long term.  Certainly, as Jerome pointed out and the FLAPS antenna

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

area, that could be a very high growth area for us and could change things.

Tyler Hojo: Fred Kornberg:
Very good.  Then just lastly for me, when you guys reported your last quarter you kind of alluded to the fact that you thought you might announce something on the acquisition front within the coming months.  I was just curious if this was actually what you had in mind or was it something else?

No.  We’ve been working on this acquisition one could say a number of years.  We’ve been in contact with CPI on and off for three years.  So this has finally culminated in the last, I’d say, three to four months.

Tyler Hojo:	Great. Thanks a lot.

Operator:	Thank you. We’ll take our next question from Mark Jordan with Noble Financials. Please go ahead.

Mark Jordan:
Good morning, gentlemen.  I guess, Michael, a question for you.  You talked about the EBITDA presentation becoming more important with this acquisition versus GAAP earnings.  I’ve a question.  Are you also going to calculate and present a kind of pro-forma earnings number, excluding GAAP related acquisition charges moving forward?

Michael Porcelain:
Yes. My assumption at this point, we haven’t put pen to paper yet but I certainly think, Mark, it’s probably going to be a meaningful statistic certainly, for the first year so folks really understand the earnings power and cash flow generation that we expect to get from this acquisition.

Mark Jordan:	Okay. Talking about the amplifier market, obviously if you look at it top-down, you’ve got the captive and merchant segments of the marketplace.

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

Could you give an updating of how you see that split versus in-house versus outsourced amp manufacturing?  Of that merchant segment, what do you think your combined companies will command?

Jerome Kapelus: Mark Jordan:
Mark, we don’t have good statistics with respect to that.  Just to be clear, are you trying to understand the sales that are directly to the US government [unintelligible] through primes?

No, again, what I was referring to was if you’re looking at manufacturers of amplifiers/large primes what percent of the market do they do in-house and what percent is being done by sort of independent manufacturers like yourselves?  What kind of share do you have in that independent category with the combined companies?

Jerome Kapelus:
Mark, one proxy for us that we’re very familiar with is in our contact BFT product line where we believe that approximately 90% of the cut of the vendors are in fact in-house captive to the primes.  As you can imagine, all the major primes have, over the years and decades really, have solid-state and overall car amplifier capabilities.  As a result, each one of these primes have the ability to do this in-house.  As far as the non-prime market, there’s certainly numerous vendors who do it and it’s pretty broad based.  We don’t have any particular statistics with respect to that other than to tell you that there’s a broad range of large companies and small companies that design and invest and manufacture amplifiers across the markets that we address.

Mark Jordan:
A final question relative to blue force tracking and the expected ceiling increase.  When you got MTS you were able to say that you had some visibility on near term orders.  With this BFT ceiling increase do you have that similar view of pending orders and do you have a sense of what

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

hardware specifically the army may buy?  Would they potentially buy next generation hardware under this ceiling increase?

Fred Kornberg: Mark Jordan:
I think, Mark, we don’t expect the next generation hardware to be bought under either one of these ceiling increases however, we do expect almost immediately, orders in the $25 million to $30 million area for hardware for both MTS and BFT very shortly.

Okay.  Thank you very much.

Operator:	Thank you. We’ll take our next question from Chris Quilty with Raymond James. Please go ahead.

Chris Quilty: Fred Kornberg:
Good morning gentlemen.  Just wanted to double check.  If I remember correctly, Comtech PST business was all solid-state. XICOM was a combination of solid-state and VEDs.  First of all, was that correct and second of all, XICOM, where do they source their VEDs from?  I think you did a combination of CPI and other vendors.

The first answer to your question is it’s primarily solid-state at our CPST or power systems technology area.  As far as XICOM is concerned, I think their business is mostly tube amplifier.  I’d say the solid-state is somewhere in probably the 10% - 15% area, so most of it is really tubes.  As far as sourcing the tubes for XICOM, I think XICOM sources their tubes from a number of suppliers.  Some at CPI but mostly outside of CPI.

Chris Quilty:	Okay. So there’s obviously an opportunity to internalize to the degree that you have the specific design parameters you need for those customer programs?

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

Fred Kornberg: Chris Quilty:
No, not really.  We expect to continue to provide customers essentially what they want and if they necessarily want a tube which is not a CPI tube, we would supply that too.

Okay.  A question for you, Mike, in terms of where this all gets segmented.  Does the entire acquisition fall into the RF amplifier segment or do you do something like pull out the Malibu business and put it in telecom or mobile data?

Michael Porcelain:
Yes.  Sure, Chris.  A very good question.  Similar to what CPI did, the Malibu business is quite small in terms of revenue and even when a combined basis, our plan at this point is that all of the revenue and earnings from CPI, the business lines, will go in the RF amplifier segment.  We haven’t made a decision on where their corporate cost may go.  Certainly, in the first few years of the transaction there’s going to be some duplicative functions for a while.  We would eventually expect those folks to more over into respective business lines through – just people normally leaving jobs and so forth like that, but right now, we need to figure out where that piece goes.  We don’t see it going away per se, but we’re not sure where we’re going to classify it just yet.

Chris Quilty:
Okay.  A clarification, the $18 million to $22 million worth of transaction expenses, does that include anticipated costs for facility closures and whatnot or are those just the specific transaction costs?

Michael Porcelain:
Chris, I would say a very small amount, a small portion – certainly less than 20% of that $18 million to $22 million really represents incremental cash costs relative to the transaction of $472.3 million.  Some of these costs that unfortunately, and I say unfortunately because to me, it’s just weird – but the new accounting requirements take a portion of that

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

purchase price and require us to expense it in the P&L.  So for existence, it’s included in the $472.3 million acquisition price is the acceleration of stock options which will happen pursuing into the purchase agreement.  Those costs are included in the $472.3 million number but we need to expense the fair market value of that in the P&L.  So I would not want anyone to make the mistake that $18 million to $22 million is per se, incremental and cash.  A lot of that is non-cash charges.  However to your point, pick a number, 20% - 25% of that is cash and the rest is really a non-cash.  When I say non-cash, it’s already included in the $472.3 million purchase price.

Chris Quilty:	Okay, but does it include facility closures, lease write downs and that portion of the physical - the operating restructuring activities?

Michael Porcelain: Chris Quilty:
Yes.  It’s our first stab at doing that.  Yes.

Okay, just wanted to make sure.  Any update - I think you had talked six months ago about possibly this summer getting a final source selection on a BFT 2.  Is that still possible?

Fred Kornberg: Chris Quilty:
It’s really very difficult to predict right now.  As an update, we submitted our proposals to BFT.  The army’s come back with some questions which we will be answering probably, in fact, by this Friday and their evaluation period continues.  So it’s difficult for us, really, at this point to predict when the army will make that decision.

Final question here.  With your stock trading closer to four times EBITDA and you are paying maybe 6.5, 6.8 times what was the consensus next year for CPI - I mean, why not push for all cash transaction or was the requirement on the other side that they wanted the stock?

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

Michael Porcelain:
Chris, I think certainly, we redeployed a large portion of our cash.  We do have additional acquisition targets that we hope to redeploy some of that cash towards.  I think keeping that in mind, the way I would tell you to think about it is that any deal needs to work for the shareholders on both sides and so when you line up the structure that we did that was outcome of a negotiation process between the parties.  I think both parties view the stock and cash combination as very favorable towards each other.

Chris Quilty:	Okay, and is there a lockup on that stock?

Michael Porcelain:	There are certain restrictions for Cypress shareholders as part of the voting agreement, which will be filed with the SEC I believe after the market closes today.

Chris Quilty:	So the typical type of lockup we would expect?

Michael Porcelain:	Yes.

Chris Quilty:	Okay. Thanks, guys.

Operator:	Thank you. We’ll take a follow up from Tim Quillin with Stevens Inc. Please go ahead.

Tim Quillin:	Thank you for taking my follow-up. First of all, do you have any expectations of revenue by market for CPI?

Michael Porcelain:
No.  I think CPI and Comtech have different analysis of what may constitute a radar or electronic warfare system so certainly from our perspective, we don’t really view those things as meaningful to Comtech.

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

That’s something that the way CPI managed it uniquely to them.  We certainly look at this as an RF amplifier type of a business and we’re going to be looking at it much more globally and probably not providing any specific revenue numbers by market at all.

Tim Quillin:
Okay, that's fair. You had mentioned some strength in satellite earth station bookings during your most recently completed quarter.  Can you kind of give us a flavor of the composition of that?  Are you seeing a rebound in commercial markets?  Are your international customers finding capital to make purchases or what do you think is driving that strength?

Michael Porcelain:
I think you certainly see other companies reporting rebounds and bookings from the commercial sides of the business due to the strength in the economy.  Again, I’ll say it this way.  It’s the highest amount of bookings that we have all year long but we’ll provide that color on our next conference call.

Tim Quillin:
Okay. Then just lastly, and Fred, you talked about this, but the BFT 2 award time - so the BFT ceiling sounds like it is going to be pretty large.  Does that imply that the BFT 2 award could still be a year away or what kind of feedback are you getting from the customer?  Do you still feel as confident that you are going to retain that BFT 2 business?  Thank you.

Fred Kornberg: Tim Quillin:
I think we’re still very, very confident but certainly, to answer your question, it’s not going to be more than a year.  I think we expect the BFT 2 competition and probably – certainly before the end of the year and it could be as early as let’s say June and July.

Okay, thank you.

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

Operator:	Thank you. We’ll take our last follow up question from Jim McIlree from Miriam. Please go ahead.

Jim McIlree: Jerome Kapelus:
I'm sorry, excuse me.  Thanks again.  So on the defense side of CPI's business - are those sold to US primes for the US DOD or US and international primes for the US DOD or does it just go directly to DOD?

In many cases, Jim, it goes through primes.  There are some sales directed to the US government, but in fact, CPI also does sell to international governments.

Jim McIlree: Jerome Kapelus:	So there is no need to get the approval of US DOD for this transaction? There are particular filings related to any acquisitions with companies selling into the Department Of Defense.

Jim McIlree: Fred Kornberg:
Okay, great.  Over time, does the vacuum market just go away and get replaced by solid-state or is that something that’s contemplated in that 3% near term growth rate expectation?

I think, Jim, as I mentioned in my portion of the presentation, I think you can assume that the low frequencies and the low power areas will continuously be eroding the tube business on the low side.  As you probably have seen, a lot of the high power and new frequency bands which are going higher into KU/KA and even D-band which are going into like 30GHz frequency range, those will require tubes.  The tubes will be around for a long while.

COMTECH
Maria Salerno
Comtech Telecommunications
5/10/10
8:30 AM ET

Jim McIlree: Fred Kornberg:
Great.  Then lastly, Fred, can you just clarify what you were saying about the BFT ceiling hike?  I had difficulty understanding what you meant by three figure hundreds of millions.

Yes, that was quite a number but it isn’t that high.  I think maybe I can give you as a reference that it’s certainly over $100 million.

Jim McIlree:	Okay, great. That’s helpful. Thanks a lot.

Operator:	Thank you. At this time I would like to turn the conference back over to Comtech Telecommunications.

Michael Porcelain: Fred Kornberg:
Well, just wanted to say thanks everybody for joining our conference call this afternoon.  We appreciate you listening in.  Fred, you may want to close here in terms of any final comments.

No comment.  Just want to thank everyone for joining us today and we certainly look forward to speaking with you in the first week of June.

Operator:	This concludes today’s teleconference. You may disconnect at any time. Thank you and have a great day.

END

Cautionary Statement Regarding Forward-Looking Statements

Certain information in this document contains forward-looking statements, including but not limited to, information relating to Comtech Telecommunications Corp.’s (“Comtech” or the “Company”) future performance and financial condition, plans and objectives of the Company’s management and the Company’s assumptions regarding such future performance, financial condition, plans and objectives that involve certain significant known and unknown risks and uncertainties and other factors not under the Company’s control which may cause actual results, future performance and financial condition, and achievement of plans and objectives of the Company’s management to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include: the risk that the acquisition of CPI may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the Company’s and CPI’s businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); the timing of receipt of, and the Company’s performance on, new orders that can cause significant fluctuations in net sales and operating results; the timing and funding of government contracts; adjustments to gross profits on long-term contracts; risks associated with international sales, rapid technological change, evolving industry standards, frequent new product announcements and enhancements, changing customer demands, and changes in prevailing economic and political conditions; risks associated with the results of ongoing investigations into the Company’s compliance with export regulations; risks associated with the Company’s legal proceedings and other matters; risks associated with the Company’s MTS and BFT contracts; risks associated with the Company’s obligations under its revolving credit facility; and other factors described in the Company’s and CPI’s filings with the Securities and Exchange Commission.

Participants in Solicitations

Comtech, CPI and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from stockholders of CPI in connection with the merger. Information regarding Comtech’s directors and officers is available in Comtech’s proxy statement on Schedule 14A for its 2009 annual meeting of stockholders, which was filed with the SEC on November 9, 2009. Information regarding CPI’s directors and executive officers is available in CPI’s proxy statement on Schedule 14A for its 2010 annual meeting of stockholders, which was filed with the SEC on January 20, 2010. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed with the SEC when they become available.

Additional Information about the Transaction and Where to Find It

This document shall not constitute an offer of any securities for sale. The acquisition will be submitted to CPI’s stockholders for their consideration. In connection with the acquisition, Comtech and CPI intend to file relevant materials with the SEC, including the registration statement, the proxy statement/prospectus and other relevant documents concerning the merger. Investors and stockholders of Comtech and CPI are urged to read the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to the documents because they will contain important information about Comtech, CPI and the merger.

Stockholders of Comtech and CPI can obtain more information about the proposed transaction by reviewing the Form 8-K filed by Comtech on May 11, 2010 in connection with the announcement of the entry into the merger agreement, and any other relevant documents filed by Comtech or CPI with the SEC when they become available. The registration statement, the proxy statement/prospectus and any other relevant materials (when they become available), and any other documents filed by Comtech and CPI with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by directing a written request to: Comtech Telecommunications Corp., 68 South Service Road, Suite 230, Melville, New York 11747, Attention: Investor Relations, or CPI International, Inc., 811 Hansen Way, Palo Alto, California 94303, Attention: Investor Relations. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.